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08029672

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HANCOCK INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 CitiPlace Drive, Suite 100
(No. and Street)

Baton Rouge (City) LA (State) 70808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Rowlen (225) 248-7328
(Area Code – Telephone Number)

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North (Address) Birmingham (City) AL (State) 35203 (Zip Code)

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy R. Bluth, swear (or affirm) that, to the best of my knowledge and belief the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Hancock Investment Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer of the Company's financial statements as of December 31, 2007

Signature

President/CEO
Title

Notary Public
HENRY J SCHEXNAYDER, JR
2/5/07

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

- X (a) Facing page
- X (b) Consolidated Statements of Financial Condition
- X (c) Consolidated Statements of Income
- X (d) Consolidated Statements of Stockholder's Equity
- X (e) Consolidated Statements of Cash Flows
- X (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- X (g) Notes to Consolidated Financial Statements
- X (h) Computation for Net Capital
- X (i) Computation for Determination of Reserve Requirements Pursuant Rule 15c3–3
- X (l) An Oath or Affirmation

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3).*

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Hancock Bank)

Consolidated Statements of Financial Condition

December 31, 2007 and 2006

Assets		**2007**	**2006**
Cash and cash equivalents	$	7,511,074	4,938,557
Restricted cash		50,000	50,000
Receivables from brokers and dealers and clearing organizations		558,530	315,094
Securities owned, at fair value		202,329	199,241
Furniture and equipment, less accumulated depreciation of $257,821 in 2007 and $235,576 in 2006		55,183	53,877
Other assets		63,895	43,766
Investment in The NASDAQ Stock Market, Inc.		14,847	9,237
Total assets	$	8,455,858	5,609,772
Liabilities and Stockholder's Equity			
Accounts payable and accrued expenses	$	1,779,680	835,228
Due to Hancock Holding Company		180,734	36,344
Total liabilities		1,960,414	871,572
Stockholder's equity:			
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares		1,000	1,000
Contributed capital		879,000	879,000
Retained earnings		5,615,444	3,858,200
Total stockholder's equity		6,495,444	4,738,200
Total liabilities and stockholder's equity	$	8,455,858	5,609,772

See accompanying notes to consolidated financial statements.

END